                                                                   EXHIBIT 99.1






                               BIOVAIL CORPORATION

                        THIRD QUARTER 2001 INTERIM REPORT

                        FOR CANADIAN REGULATORY PURPOSES
















                                                  [BIOVAIL LOGO]

                               BIOVAIL CORPORATION
                        THIRD QUARTER 2001 INTERIM REPORT

                                      INDEX


Financial Statements
     Consolidated Balance Sheets as at September 30, 2001 and December 31, 2000....... 2
     Consolidated Statements of Retained Earnings (Deficit) for the three months and nine months ended September 30, 2001 and 2000......................... 3
     Consolidated Statements of Income for the three months and nine months ended
       September 30, 2001 and 2000.................................................... 4
     Consolidated Statements of Cash Flows for the three months and nine months ended
       September 30, 2001 and 2000.................................................... 5
     Condensed Notes to the Consolidated Financial Statements......................... 6

Management's Discussion and Analysis of Financial Condition and Results of Operations. 16

Quantitative and Qualitative Disclosure about Market Risk............................. 24

As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms as well as references to "Biovail" or the "Company", means Biovail Corporation.

All dollar amounts in this report are expressed in U.S. dollars.

                              BIOVAIL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
        (All dollar amounts are expressed in thousands of U.S. dollars)


                                                                                   SEPTEMBER 30    December 31
                                                                                        2001          2000
                                                                                    (UNAUDITED)     (Audited)
                                                                                    -----------     ---------
ASSETS
CURRENT
Cash and cash equivalents                                                          $    27,769    $   125,144
Accounts receivable [NOTE 3]                                                           119,409        105,850
Inventories [NOTE 4]                                                                    40,878         24,108
Deposits and prepaid expenses                                                            5,617          5,347
                                                                                   -----------    -----------
                                                                                       193,673        260,449
Long-term investments                                                                    2,691          2,454
Property, plant and equipment, net                                                      81,758         52,541
Goodwill, net                                                                          102,950        106,930
Intangible assets, net [NOTE 5]                                                        967,490      1,027,282
Other assets, net                                                                        9,613         11,311
                                                                                   -----------    -----------
                                                                                   $ 1,358,175    $ 1,460,967
                                                                                   ===========    ===========

LIABILITIES
CURRENT
Accounts payable                                                                   $    23,981    $    34,683
Accrued liabilities                                                                     96,822         35,452
Income taxes payable                                                                    13,434          6,711
Deferred revenue                                                                        23,775         26,334
Current portion of long-term obligations [NOTE 6]                                       54,640        182,564
                                                                                   -----------    -----------
                                                                                       212,652        285,744
Deferred revenue                                                                        24,300         27,900
Future income taxes                                                                     50,808         52,033
Long-term obligations [NOTE 6]                                                         214,814        256,180
                                                                                   -----------    -----------
                                                                                       502,574        621,857
                                                                                   -----------    -----------

SHAREHOLDERS' EQUITY
Convertible Subordinated Preferred Equivalent Debentures [NOTES 7 AND 14]              141,168        301,297
Share capital [NOTE 8]                                                                 712,242        484,499
Stock options outstanding                                                                3,762          2,810
Warrants [NOTE 9]                                                                        6,246          7,912
Retained earnings (deficit)                                                             (5,650)        43,067
Cumulative translation adjustment                                                       (2,167)          (475)
                                                                                   -----------    -----------
                                                                                       855,601        839,110
                                                                                   -----------    -----------
                                                                                   $ 1,358,175    $ 1,460,967
                                                                                   ===========    ===========

                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                     THE CONSOLIDATED FINANCIAL STATEMENTS.

                              BIOVAIL CORPORATION
             CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
        (All dollar amounts are expressed in thousands of U.S. dollars)
                                  (Unaudited)

                                                                THREE MONTHS ENDED         NINE MONTHS ENDED
                                                                   SEPTEMBER 30               SEPTEMBER 30
                                                                   ------------               ------------
                                                                 2001        2000          2001        2000
                                                                 ----        ----          ----        ----
                                                                          [RESTATED                 [RESTATED
                                                                          SEE NOTE 2]               SEE NOTE 2]
Retained earnings (deficit), beginning of period
   As previously reported                                    $  82,679    $ (22,823)    $ 43,067    $  13,752
   Change in accounting policy for income taxes                   --           --           --        (51,848)

                                                             ---------    ---------     --------    ---------
   As restated                                                  82,679      (22,823)      43,067      (38,096)
Net income                                                      46,797       38,168      105,394       63,335
                                                             ---------    ---------     --------    ---------
                                                               129,476       15,345      148,461       25,239
Interest on Convertible Subordinated Preferred
   Equivalent Debentures                                        (6,762)      (9,127)     (25,747)     (19,021)
Debt conversion premium [NOTE 7]                                (5,933)        --         (5,933)        --
Debt conversion premium related to holder
   conversion option [NOTE 7]                                  (16,798)        --        (16,798)        --
Excess of cost of common shares acquired over stated
   capital thereof [NOTE 8]                                   (105,633)        --       (105,633)        --
                                                             ---------    ---------     --------    ---------
RETAINED EARNINGS (DEFICIT), END OF PERIOD                   $  (5,650)   $   6,218     $ (5,650)   $   6,218
                                                             =========    =========     ========    =========

                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                     THE CONSOLIDATED FINANCIAL STATEMENTS.

                              BIOVAIL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
           (All dollar amounts except per share data are expressed in thousands of U.S. dollars)
                                   (Unaudited)

                                                   THREE MONTHS ENDED         NINE MONTHS ENDED
                                                      SEPTEMBER 30              SEPTEMBER 30
                                                 ----------------------    ----------------------
                                                    2001         2000         2001         2000
                                                    ----         ----         ----         ----
                                                              [RESTATED                 [RESTATED
                                                              SEE NOTE 2]               SEE NOTE 2]
REVENUE
Product sales                                    $ 137,147    $  53,318    $ 374,472    $ 134,555
Research and development                             6,588       34,434       10,117       65,017
Royalty and licensing                                8,455        5,663       20,332       12,076
                                                 ---------    ---------    ---------    ---------
                                                   152,190       93,415      404,921      211,648
                                                 ---------    ---------    ---------    ---------
EXPENSES
Cost of goods sold                                  36,621       16,786       90,283       41,333
Research and development                            12,018       22,392       36,863       47,457
Selling, general and administrative                 26,422       19,813       77,675       44,847
Amortization                                        24,503        2,833       72,746        8,481
                                                 ---------    ---------    ---------    ---------
                                                    99,564       61,824      277,567      142,118
                                                 ---------    ---------    ---------    ---------
Operating income                                    52,626       31,591      127,354       69,530
Interest income (expense), net                      (2,995)       8,164      (14,849)      15,906
Premium paid on early extinguishment of
   U.S. Dollar Senior Notes                           --           --           --        (20,039)
                                                 ---------    ---------    ---------    ---------
Income before income taxes                          49,631       39,755      112,505       65,397
Provision for income taxes                           2,834        1,587        7,111        2,062
                                                 ---------    ---------    ---------    ---------
NET INCOME                                          46,797       38,168      105,394       63,335
Interest on Convertible Subordinated Preferred
   Equivalent Debentures                            (6,762)      (9,127)     (25,747)     (19,021)
Debt conversion premium [NOTE 7]                    (5,933)        --         (5,933)        --
                                                 ---------    ---------    ---------    ---------
NET INCOME ATTRIBUTABLE TO COMMON SHAREHOLDERS   $  34,102    $  29,041    $  73,714    $  44,314
                                                 =========    =========    =========    =========

EARNINGS PER SHARE [NOTE 10]
Basic                                            $    0.25    $    0.22    $    0.55    $    0.35
                                                 =========    =========    =========    =========
Diluted                                          $    0.22    $    0.20    $    0.49    $    0.31
                                                 =========    =========    =========    =========

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING (000S) [NOTE 10]
Basic                                              137,011      129,739      133,713      128,285
                                                 =========    =========    =========    =========
Diluted                                            152,428      146,377      149,308      143,402
                                                 =========    =========    =========    =========

                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                     THE CONSOLIDATED FINANCIAL STATEMENTS.

                              BIOVAIL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
        (All dollar amounts are expressed in thousands of U.S. dollars)
                                  (Unaudited)

                                                               THREE MONTHS ENDED        NINE MONTHS ENDED
                                                                  SEPTEMBER 30              SEPTEMBER 30
                                                               ------------------        -----------------
                                                                2001         2000        2001          2000
                                                                ----         ----        ----          ----
                                                                          [RESTATED                 [RESTATED
                                                                          SEE NOTE 2]              SEE NOTE 2]
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                    $ 46,797    $  38,168    $ 105,394    $  63,335
Depreciation and amortization                                   27,692        6,719       81,629       20,358
Amortization of discount on long-term obligations                2,353         --          9,468         --
Compensation cost for employee stock options                       500         --          1,499         --
Future income taxes                                               (891)        (892)      (1,224)      (2,674)
Premium paid on early extinguishment of U.S. Dollar
  Senior Notes                                                    --           --           --         20,039
                                                              --------    ---------    ---------    ---------
                                                                76,451       43,995      196,766      101,058
Change in non-cash operating items [NOTE 11]                   (43,572)      (2,995)     (16,350)     (41,954)
                                                              --------    ---------    ---------    ---------
CASH PROVIDED BY OPERATING ACTIVITIES                           32,879       41,000      180,416       59,104
                                                              --------    ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net                 (8,912)      (5,283)     (37,851)     (11,074)
Additions to intangible assets                                 (13,813)        --        (27,767)        --
Reduction in intangible assets                                   3,396          150       14,748          411
Disposal (acquisition) of long-term investments                    (29)          12         (238)      (2,273)
Investment in IPL Acquireco 2000 Ltd.                             --       (141,500)        --       (141,500)
Maturity of short-term investments, net                           --         12,507         --         16,725
Proceeds from sale of assets held for disposal                    --           --           --         20,000
                                                              --------    ---------    ---------    ---------
CASH USED IN INVESTING ACTIVITIES                              (19,358)    (134,114)     (51,108)    (117,711)
                                                              --------    ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital                                        1,296        1,271       14,913      104,093
Repurchase of share capital [NOTE 8]                           (78,715)        --        (78,715)        --
Proceeds from the exercise of warrants [NOTE 9]                 28,628         --         28,648         --
Advances (repayments) under revolving term credit
  facility, net                                                 43,470         --        (32,320)        --
Repayments of other long-term obligations                      (46,501)        (775)    (146,866)     (11,432)
Interest paid on Convertible Subordinated Preferred
  Equivalent Debentures                                         (2,156)      (5,063)     (12,281)     (10,688)
Issuance of Convertible Subordinated Preferred
  Equivalent Debentures, net of financing costs                   --           (910)        --        288,500
Repurchase of U.S. Dollar Senior Notes                            --           --           --       (141,017)
                                                              --------    ---------    ---------    ---------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                (53,978)      (5,477)    (226,621)     229,456
                                                              --------    ---------    ---------    ---------
Effect of exchange rate changes on cash and cash
  equivalents                                                      (50)        (160)         (62)        (233)
                                                              --------    ---------    ---------    ---------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS               (40,507)     (98,751)     (97,375)     170,616
Cash and cash equivalents, beginning of period                  68,276      447,453      125,144      178,086
                                                              --------    ---------    ---------    ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD                      $ 27,769    $ 348,702    $  27,769    $ 348,702
                                                              ========    =========    =========    =========

                 THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF
                     THE CONSOLIDATED FINANCIAL STATEMENTS.

                               BIOVAIL CORPORATION
                  CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL
            STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED
                              ACCOUNTING PRINCIPLES
             (Tabular amounts except per share data are expressed in
        thousands of U.S. dollars) (Amounts for the three months and nine months ended September 30, 2000 are restated - see note 2)
                                   (Unaudited)

1.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles ("GAAP"). The interim financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the fiscal year 2000 annual consolidated financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report for Canadian Regulatory Purposes for the fiscal year ended December 31, 2000. Certain of the prior year's interim figures have been reclassified to conform to the current interim period's presentation.

         In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2.       ACCOUNTING CHANGES

                                                                            THREE MONTHS ENDED
                                                                    -----------------------------------
                                                                    MARCH 31    JUNE 30    SEPTEMBER 30
                                                                       2000        2000         2000
                                                                    -----------------------------------
         REVENUE
         As previously reported                                       $48,141    $61,448     $88,693
         Adjustment[i]                                                  1,825      1,825       1,825
         Reclassification[ii]                                           2,097      2,897       2,897
                                                                      -------    -------     -------
         As restated                                                  $52,063    $66,170     $93,415
                                                                      =======    =======     =======

         PROVISION FOR (RECOVERY OF) INCOME TAXES
         As previously reported                                       $(1,556)   $(2,650)    $(4,562)
         Adjustment[iii]                                                1,478      3,203       6,149
                                                                      -------    -------     -------
         As restated                                                  $   (78)   $   553     $ 1,587
                                                                      =======    =======     =======

         NET INCOME (LOSS) ATTRIBUTABLE TO COMMON
          SHAREHOLDERS
         As previously reported                                       $(5,402)   $21,706     $33,365
         As restated                                                  $(5,055)   $20,328     $29,041
                                                                      =======    =======     =======

         BASIC EARNINGS (LOSS) PER SHARE
         As previously reported                                       $ (0.04)   $  0.17     $  0.26
         As restated                                                  $ (0.04)   $  0.16     $  0.22
                                                                      =======    =======     =======

                                                                             THREE MONTHS ENDED
                                                                    -----------------------------------
                                                                    MARCH 31    JUNE 30    SEPTEMBER 30
                                                                       2000        2000         2000
                                                                    -----------------------------------

         DILUTED EARNINGS (LOSS) PER SHARE
         As previously reported                                       $ (0.04)   $  0.15     $  0.23
         As restated [iv]                                             $ (0.04)   $  0.14     $  0.20
                                                                      =======    =======     =======

     i.       REVENUE ADJUSTMENT

              Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development arrangements are deferred and recognized as revenue on a straight-line basis over the term of the relevant arrangement. License revenue is deferred and recognized on a straight-line basis over the license period. If there are future performance obligations of the Company, or contingent future events relating to the amounts received or receivable under license agreements, revenue attributable to these obligations or future events is deferred and recognized upon the completion of the specific event.

              In the fourth quarter of 2000, the Company implemented the provisions of the U.S. Securities and Exchange Commission's, Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", retroactively to January 1, 1998. These policies are generally accepted under both U.S. and Canadian GAAP. Accordingly, the Company changed its method of accounting to that described above for up-front research and development, product license and certain other fees. The Company historically recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. Previously reported revenue for the fiscal year 2000 interim periods has been restated to give effect to the change in accounting policy.

              For the three months and nine months ended September 30, 2001, the related deferred revenue recognized was $1,575,000 and $4,725,000, respectively.

     ii.      REVENUE RECLASSIFICATION

              Certain expenses previously deducted from revenue have been reclassified and are now included in selling, general and administrative expenses to conform to the presentation adopted in the fiscal year 2000 annual consolidated financial statements.

     iii.     INCOME TAX ADJUSTMENT

              Prior to the issuance of its fiscal year 2000 annual consolidated financial statements, the Company determined that it had applied an inappropriate tax rate to the fiscal year 2000 interim periods. Accordingly, the provision for (recovery of) income taxes for the fiscal year 2000 interim periods has been restated to reflect the Company's actual annual effective rate.

     iv.      EARNINGS (LOSS) PER SHARE

              Effective December 31, 2000, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants' Handbook Section 3500, "Earnings Per Share". Accordingly, earnings per share are calculated based on net income attributable to common shareholders. Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of warrants and stock options is determined using the treasury stock method. The dilutive effect of convertible securities is determined using the "if-converted" method.

              The new recommendations have been applied retroactively to restate all diluted earnings (loss) per share amounts in these unaudited consolidated financial statements.

3.       ACCOUNTS RECEIVABLE

                                                                   SEPTEMBER 30     December 31
                                                                        2001            2000
                                                                     ---------       ---------
         Trade                                                       $ 110,447       $  98,442
         Royalties                                                       5,515           3,565
         Other                                                           3,447           3,843
                                                                     ---------       ---------
                                                                     $ 119,409       $ 105,850
                                                                     =========       =========

4.       INVENTORIES

                                                                   SEPTEMBER 30     December 31
                                                                        2001            2000
                                                                     ---------       ---------
         Raw materials                                               $  10,016       $   7,140
         Work in process                                                10,710           5,079
         Finished goods                                                 20,152          11,889
                                                                     ---------       ---------
                                                                     $  40,878       $  24,108
                                                                     =========       =========

5.       INTANGIBLE ASSETS

                                                                   SEPTEMBER 30     December 31
                                                                        2001            2000
                                                                     ---------       ---------
         Workforce                                                   $   7,241       $   7,241
         Core technology                                                11,185          11,185
         Acquired research and development                             345,894         345,894
         Brand names, product rights, royalty interests and patents    693,805         687,096
                                                                     ---------       ---------
                                                                     1,058,125       1,051,416
         Less accumulated amortization                                  90,635          24,134
                                                                     ---------       ---------
                                                                     $ 967,490       $1,027,282
                                                                     =========       =========


         Amortization expense amounted to $23,396,000 and $4,305,000 for the three months ended September 30, 2001 and 2000, respectively, and $69,424,000 and $13,417,000 for the nine months ended September 30, 2001 and 2000, respectively.

6.       LONG-TERM OBLIGATIONS

                                                     SEPTEMBER 30      December 31
                                                         2001              2000
                                                     ------------      -----------

         Revolving term credit facility                $178,979          $210,000
         Elan obligation                                 41,868            58,090
         Aventis obligation                              41,727           161,828
         Deferred compensation                            6,880             8,311
         Non-interest bearing government loan              --                 470
         Other debt                                        --                  45
                                                       --------          --------
                                                        269,454           438,744
         Less current portion                            54,640           182,564
                                                       --------          --------
                                                       $214,814          $256,180
                                                       ========          ========

         In June 2001, the Company's revolving term Senior Secured Credit Facility was syndicated and the Company's available line of credit under the facility was increased to $400,000,000. All other material terms and conditions are unchanged.

7.       CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

         During August 2001, the Company entered into privately negotiated agreements with certain holders of its outstanding 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 ("Debentures"). These agreements provided for the issuance of 5,982,541 common shares to those certain Debenture holders upon their surrender of $165,470,000 aggregate face value of outstanding Debentures. For the three months ended September 30, 2001, the Company recorded the $22,731,000 market value of the additional shares issued in excess of the number of shares which would have been issued under the terms of the conversion ratio provided for in the indenture governing the Debentures as follows: The portion related to the interest and principal components of the Debentures as a $5,933,000 deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $16,798,000 charge to retained earnings.

         The Company recorded an increase to share capital of $196,324,000, which included the deduction from net income and the charge to retained earnings combined with the carrying value of the Debentures on the date of surrender of $173,593,000. The carrying value of the Debentures was comprised of the holder conversion option and the interest and principal components of the Debentures of $178,548,000 and the unpaid accrued interest to the date of surrender of $1,238,000, reduced by the proportionate financing costs of $6,193,000.

         Following the surrender of Debentures described above, $134,515,000 aggregate face value of Debentures, with a carrying value of $141,168,000, remained outstanding at September 30, 2001.

8.       SHARE CAPITAL

         The details of issued and outstanding common shares were as follows (number of common shares in thousands):

                                                             NINE MONTHS ENDED                  Year Ended
                                                            SEPTEMBER 30, 2001               December 31, 2000
                                                        ----------------------------  -----------------------------
                                                          NUMBER OF                     Number of
                                                           SHARES         AMOUNT         Shares          Amount
                                                        -------------  -------------  -------------   -------------

         Balance, beginning of period                        131,461      $ 484,499        124,392       $ 368,538
         Issued on exercise of options                         1,189         15,180          2,436          13,725
         Issued under Employee Stock Purchase Plan                 7            279              5             150
         Issued on surrender of Debentures                     5,983        196,324              -              15
         Issued on exercise of warrants                        3,015         30,314            601           6,342
         Cancelled under repurchase program                  (2,871)       (14,354)
         Issued pursuant to equity offering                        -              -          4,000         101,125
         Issue costs                                               -              -              -         (5,782)
         Additional shares issued on acquisition of
             Fuisz Technologies Ltd.                               -              -             27             386
                                                        -------------  -------------  -------------   -------------
         Balance, end of period                               138,784      $ 712,242        131,461       $ 484,499
                                                        =============  =============  =============   =============



         By resolution of the Board of Directors dated September 17, 2001 the Company implemented a common share repurchase program pursuant to which the Company was able to repurchase up to $120,000,000 of its issued and outstanding common shares. Prior to September 30, 2001, 2,871,200 common shares had been repurchased under this program, through open market transactions on the New York Stock Exchange, at an average purchase price of $41.79 for total consideration of $119,987,000. At September 30, 2001, the

         Company had settled $78,715,000 of these transactions and had accrued $41,272,000 for the remainder. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $105,633,000 was charged to retained earnings.

         The number of common shares outstanding at September 30, 2001 and December 31, 2000 were 138,783,811 and 131,461,060, respectively. The number of stock options outstanding at September 30, 2001 and December 31, 2000 were 8,489,262 and 10,049,248, respectively.

9.       WARRANTS

         For the nine months ended September 30, 2001, the Company issued 6,800 common shares, for proceeds of $68,000, on the exercise of 1,700 warrants. For the nine months ended September 30, 2000, no warrants were exercised.

         In addition, during August 2001 the Company entered into privately negotiated agreements with certain holders of its outstanding warrants. These agreements provided for the exercise of 752,100 warrants to purchase 3,008,400 common shares. Each warrant entitled the holder to purchase four post-split common shares of the Company at an exercise price of $10.00 per share. As an inducement to those certain warrant holders to exercise, the Company paid such warrant holders $2.00 per warrant exercised. In aggregate, the Company received proceeds of $28,580,000 net of the inducement cost of $1,504,000.

         Following the exercises of warrants described above, 2,833,450 warrants to purchase 11,333,800 common shares remain outstanding.

10.      EARNINGS PER SHARE

         The computation of basic and diluted earnings per share was as follows (number of common shares in thousands):

                                                  THREE MONTHS ENDED        NINE MONTHS ENDED
                                                     SEPTEMBER 30              SEPTEMBER 30
                                                 --------------------     -----------------------
                                                    2001       2000         2001         2000
                                                 ---------  ---------     ---------   -----------
         BASIC EARNINGS PER SHARE
         Net income attributable to common
           shareholders                          $  34,102   $  29,041    $  73,714   $    44,314
         Weighted average number of common
           shares outstanding                      137,011     129,739      133,713       128,285
                                                 ---------   ---------    ---------   -----------
         Basic earnings per share                $    0.25   $   0.22     $    0.55   $      0.35
                                                 =========   =========    =========   ===========

         DILUTED EARNINGS PER SHARE
         Net income attributable to common
           shareholders                          $  34,102   $  29,041   $   73,714   $    44,314
         Weighted average number of common
             shares outstanding                    137,011     129,739      133,713       128,285
         Dilutive effect of warrants                10,073      10,438       10,492         9,620
         Dilutive effect of stock options            5,344       6,200        5,103         5,497
                                                 ---------   ---------    ---------   -----------
         Adjusted weighted average number of
             common shares outstanding             152,428     146,377      149,308       143,402
                                                 ---------   ---------    ---------   -----------
         Diluted earnings per share              $    0.22   $    0.20    $    0.49   $      0.31
                                                 =========   =========    =========   ===========


         For all periods presented, the Debentures have been excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive.

11.      CHANGE IN NON-CASH OPERATING ITEMS

                                                       THREE MONTHS ENDED            NINE MONTHS ENDED
                                                          SEPTEMBER 30                 SEPTEMBER 30
                                                     ----------------------       ----------------------
                                                       2001         2000            2001          2000
                                                     --------      --------       --------      --------
         Accounts receivable                         $(31,025)     $ (3,949)      $(13,523)     $(25,990)
         Inventories                                   (1,699)          542        (16,725)      (10,975)
         Deposits and prepaid expenses                 (1,051)       (1,880)          (270)       (1,783)
         Accounts payable and accrued liabilities       2,494         1,451         13,587        (6,510)
         Income taxes payable                           3,547         2,121          6,740         3,274
         Deferred revenue                             (15,838)       (1,280)        (6,159)           30
                                                     --------      --------       --------      --------
                                                     $(43,572)     $ (2,995)      $(16,350)     $(41,954)
                                                     ========      ========       ========      ========


12.      LEGAL PROCEEDINGS

         From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier.

         The Company has recently commenced an action against Eli Lilly and Company ("Lilly") in which Biovail is seeking substantial damages as a result of Lilly's voluntary recall of Biovail's product Keftab. Lilly is under contract with Biovail to manufacture and supply the product to Biovail for marketing in the United States. Lilly has forced a recall of the product because of its manufacturing issues in supplying a stable product. Biovail believes its claims against Lilly for damages it has suffered as a result of the Keftab recall are meritorious and is proceeding in its legal action with dispatch.

         The Company has been sued in separate lawsuits by Bayer AG and Bayer Corporation (collectively Bayer), as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment. Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable.

         On April 23, 1998, Biovail filed a four-count complaint against Bayer and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail has also asserted that Bayer and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

         On or about February 15, 2001, Andrx Pharmaceuticals, Inc. ("Andrx") commenced action against Biovail in which Andrx alleged that Biovail had improperly listed a patent (No. 6,162,463) in the FDA's "Orange Book" and sought declaratory and injunctive relief including a de-listing of the patent, and alleged further that in listing such patent, Biovail had violated certain statutes and the common law. Andrx' motion for injunctive relief was denied. Biovail is asserting defenses which it believes are meritorious.

         Biovail has launched a patent infringement action against Andrx in which Biovail has claimed that Andrx' product infringes Biovail's `463 Patent. This action is proceeding with dispatch.

         In February 2001, Biovail commenced an action against Mylan Pharmaceuticals, Inc. ("Mylan") and Pfizer claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions. While Biovail believes its action is meritorious, nevertheless, it is not possible at this early stage, to determine the quantum of damages that may be the subject of an award.

         On or about February 13, 2001, Mylan brought an action against the FDA alleging that the FDA had improperly granted to Biovail approval of its generic version of Pfizer's 30 mg Procardia XL and sought injunctive relief compelling the FDA to withdraw such approval. Biovail and its marketing partner, Teva Pharmaceuticals, Inc. intervened. The court has denied Mylan's application for injunctive relief. Biovail believes that Mylan's action is without merit and that the FDA acted properly in approving Biovail's product.

         Very recently, a Class Action Complaint was filed against the Company by Twin Cities Bakery Workers Health and Welfare Fund, in which the Plaintiff has alleged that the Company has improperly impeded the approval of a generic form of Tiazac. The Company has not yet filed an Answer but it believes that the Complaint is totally without merit and that the Company's actions are in accord with its rights as contained in the Hatch-Waxman Amendments and the law. The Company will be vigorously defending this action.

         The Company is aware of the Federal Trade Commission ("FTC") investigations relating to the introduction of generic products generally, and with respect to Biovail's Tiazac and generic Adalat CC products specifically. Biovail is engaged in currently providing information to the FTC that the Company believes will clearly demonstrate that its actions have been proper and in compliance with the law.

         Biovail has commenced an action against Mylan with respect to Mylan's breach of contract relating to its supply product obligations to the Company. While the action is in its early stages, Biovail believes that it has a meritorious action and that it will recover damages.

         Recently, a Certificate of Non-Infringement was served by Torpharm, Inc. ("Torpharm") on Aventis Pharmaceuticals Inc. ("Aventis") in respect of its filed ANDA of a generic version of Cardizem(R) CD (120mg, 180mg and 300mg) with the FDA. The patents against which Torpharm certified were acquired by Biovail Laboratories Incorporated ("BLI") as part of BLI's acquisition of the Cardizem(R) family of products. BLI is currently evaluating Torpharm's certification. Should BLI determine that Torpharm's ANDA infringes BLI's patents, a legal suit will be commenced against Torpharm on or before November 23, 2001, the effect of which will be to trigger the Hatch-Waxman provisions. As a result, the FDA would be statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.

13.      SEGMENTED INFORMATION

         Organizationally, the Company's operations consist of three segments - Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

         The PRODUCT SALES segment covers sales of production from the Company's Puerto Rican and Canadian facilities, sales of proprietary and in-licensed branded products by the Company's sales and marketing operations, and revenue derived from product co-promotion.

         The RESEARCH AND DEVELOPMENT segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including Intelligent Polymers Limited prior to September 29, 2000, and product development milestone fees.

         The ROYALTY AND LICENSING segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

         INFORMATION BY REPORTABLE SEGMENTS

         THREE MONTHS ENDED                  PRODUCT    RESEARCH AND   ROYALTY AND
         SEPTEMBER 30, 2001                   SALES     DEVELOPMENT     LICENSING      TOTAL
         -------------------------------    ----------  ------------   -----------   ---------
         Revenue from external
             customers                      $ 137,147     $   6,588     $   8,455    $ 152,190
                                            ---------     ---------     ---------    ---------
         Segment operating income (loss)       67,318       (19,958)        8,436       55,796
         UNALLOCATED AMOUNTS
         Selling, general and
             administrative expenses                                                    (3,170)
         Interest expense, net                                                          (2,995)
                                                                                     ---------
         Income before income taxes                                                  $  49,631
                                                                                     =========


         THREE MONTHS ENDED                  PRODUCT    RESEARCH AND   ROYALTY AND
         SEPTEMBER 30, 2000                   SALES     DEVELOPMENT     LICENSING      TOTAL
         -------------------------------    ----------  ------------   -----------   ---------
         Revenue from external
             customers                      $  53,318     $  34,434     $   5,663     $  93,415
                                            ---------     ---------     ---------     ---------
         Segment operating income              30,304         8,353         5,436        44,093
         UNALLOCATED AMOUNTS
         Selling, general and
             administrative expenses                                                    (12,502)
         Interest income, net                                                             8,164
                                                                                      ---------
         Income before income taxes                                                   $  39,755
                                                                                      =========


         NINE MONTHS ENDED                   PRODUCT    RESEARCH AND   ROYALTY AND
         SEPTEMBER 30, 2001                   SALES     DEVELOPMENT     LICENSING      TOTAL
         -------------------------------    ----------  ------------   -----------   ---------
         Revenue from external
             customers                      $ 374,472     $  10,117     $  20,332    $ 404,921
                                            ---------     ---------     ---------    ---------
         Segment operating income (loss)      189,669       (69,601)       20,162      140,230
         UNALLOCATED AMOUNTS
         Selling, general and
             administrative expenses                                                   (12,876)
         Interest expense, net                                                         (14,849)
                                                                                     ---------
         Income before income taxes                                                  $ 112,505
                                                                                     =========

         NINE MONTHS ENDED                   PRODUCT    RESEARCH AND   ROYALTY AND
         SEPTEMBER 30, 2000                   SALES     DEVELOPMENT     LICENSING      TOTAL
         -------------------------------    ----------  ------------   -----------   ---------
         Revenue from external
             customers                      $ 134,555     $  65,017     $  12,076     $ 211,648
                                            ---------     ---------     ---------     ---------
         Segment operating income              68,871         4,552        11,796        85,219
         UNALLOCATED AMOUNTS
         Selling, general and
             administrative expenses                                                    (15,689)
         Interest income, net                                                            15,906
         Premium paid on early
             extinguishment of U.S. Dollar
             Senior Notes                                                               (20,039)
                                                                                      ---------
         Income before income taxes                                                   $  65,397
                                                                                      =========

14.      SUBSEQUENT EVENTS

         EXECUTIVE STOCK PURCHASE PLAN LOANS

         In September 2001, the Board of Directors of the Company authorized the making of loans to certain of its executive officers in order to finance the acquisition of common shares of the Company on the open market pursuant to the Company's Executive Stock Purchase Plan ("ESPP"). During October 2001, the Company made loans in an aggregate amount of $9,988,000 to those certain executive officers under the ESPP. These loans are secured by the common shares purchased pursuant to these loans and bear interest at a rate equal to the Company's rate for borrowings. Each loan is due on the earlier of: a) September 30, 2003; b) 30 days following the termination or cessation of the executive officer's employment with the Company; or c) where the executive officer disposes of common shares of the Company with a value equal or greater to the loan.

         CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

         During October 2001, the Company entered into additional privately negotiated agreements with certain holders of its outstanding Debentures. These agreements provided for the issuance of 296,122 common shares to those certain Debenture holders upon their surrender of $8,375,000 aggregate face value of outstanding Debentures.

         Following the surrender of Debentures described above, $126,140,000 aggregate face value of Debentures remain outstanding.

         On October 27, 2001, the Company announced that it is exercising its option to redeem all of its outstanding Debentures on November 27, 2001 (the "Redemption Date") under the terms of the special redemption provided for in the indenture governing the Debentures. Accordingly, holders of the outstanding Debentures will be entitled to receive $53.375 for each $50 Debenture plus accrued and unpaid interest to the Redemption Date. Those Debenture holders will also receive an additional payment equal to the present value of the aggregate amount of interest that would have been payable on the Debentures from the Redemption Date to March 31, 2003. This additional payment, in the aggregate amount of $12,564,000, will be paid on all outstanding Debentures whether or not those Debentures are converted into common shares of the Company prior to the Redemption Date. Prior to the Redemption Date, the holders of the outstanding Debentures may convert their Debentures into common shares of the Company at $30.3375 per common share. If all those Debenture holders elect to convert their Debentures, the Company will issue an aggregate of 4,157,890 common shares.

         GLAXOSMITHKLINE AGREEMENTS

         Biovail and GlaxoSmithKline plc ("GSK") announced, as of October 26, 2001, that Biovail has licensed to GSK a novel controlled-release, once-daily formulation of bupropion hydrochloride (HCI) ("Wellbutrin Once Daily") for sales and distribution on a worldwide basis. Bupropion HCI, which is marketed for the treatment of depression as Wellbutrin SR by GSK, is currently sold in a sustained-release, twice daily, dosage format. Under the terms of the Wellbutrin Once Daily agreement, Biovail and GSK will collaborate to direct regulatory and scientific development to receive regulatory approval of Wellbutrin Once Daily. Biovail will manufacture and supply Wellbutrin Once Daily to GSK for a share of the revenues generated by future sales of Wellbutrin Once Daily. GSK and Biovail will co-promote Wellbutrin SR and Biovail will have the option to co-promote Wellbutrin Once Daily upon United States Food and Drug Administration ("FDA") approval in the United States. GSK and Biovail intend to file a New Drug Application ("NDA") for Wellbutrin Once Daily with the FDA during the first half of 2002.

         Biovail also acquired from GSK exclusive promotion and distribution rights for prescription strength Zovirax Ointment and, upon FDA approval, Zovirax Cream for the United States and Puerto Rico effective January 1, 2002. Under the terms of the agreement, GSK will manufacture and supply Zovirax Ointment and Zovirax Cream to Biovail and, in return, Biovail will pay GSK $133,000,000 for certain rights to the products. In the event of the termination of the development agreement by either party, Biovail will be required to pay GSK additional rights payments of $22,000,000 per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99,000,000. Biovail will begin promotional efforts related to Zovirax Ointment in January 2002 and intends to launch Zovirax Cream upon FDA approval. In order to gain FDA approval for Zovirax Cream, GSK will work with the FDA to reinstate an NDA previously filed by GSK for the product. GSK will also conduct a pediatric Phase IV study for the Zovirax Cream.

         The agreements are subject to approval under the Hart-Scott-Rodino Act in the United States.

         BASE SHELF PROSPECTUS

         On November 5, 2001, the Company filed a $1,500,000,000 base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, the Company filed a registration statement on Form F-10 covering these securities with the U.S. Securities and Exchange Commission under the multijurisdictional disclosure system. The Company may offer one or more of these types of securities in one or more offerings during the next 25 months. One or more shareholders may sell common shares as well pursuant to the shelf prospectus. The Company will not receive any of the proceeds from the sale of common shares of the selling shareholders.

         On November 5, 2001, the Company announced an offering of 12,500,000 common shares to be made under the base shelf prospectus.

                               BIOVAIL CORPORATION
                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
      IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (All dollar amounts are expressed in U.S. dollars)


The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto included in our Annual Report for Canadian Regulatory Purposes for the fiscal year ended December 31, 2000.

OVERVIEW

Our results for the third quarter and first nine months of 2001 reflected the impact of the strategic business acquisitions completed during fiscal year 2000. Most notably the increase in our product sales reflected the addition of the Cardizem(R) product line ("Cardizem(R)") which we acquired from Aventis Pharmaceuticals Inc. ("Aventis"). Cardizem(R) is being marketed in Canada through Biovail Pharmaceuticals Canada (formerly named Crystaal) ("BPI CDA"), and in the United States through Biovail Pharmaceuticals, Inc. ("BPI USA"), formerly DJ Pharma, Inc. ("DJ Pharma"), which we acquired in October 2000. In addition to Cardizem(R), our third quarter and first nine months 2001 product sales included the incremental revenue from the existing branded product portfolio of BPI USA. The decline in research and development revenue reflected our December 2000 acquisition of Intelligent Polymers Limited ("Intelligent Polymers") and its development pipeline of branded generic products, which we were developing on their behalf prior to September 29, 2000.

Our revenues are derived from sales of pharmaceutical products, providing research and development services, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for our licensees, direct marketing in Canada and the United States of proprietary and in-licensed products, and revenue derived from product co-promotion. Research and development revenues relate to product development activity on behalf of third parties, and pharmaceutical contract research services. Royalties primarily arise on sales of the products we developed. License fees are derived from the license of our technologies or product rights.

RECENT DEVELOPMENT

We announced with GlaxoSmithKline plc ("GSK") that, as of October 26, 2001, we have licensed to GSK a novel controlled-release, once-daily formulation of bupropion hydrochloride (HCI) ("Wellbutrin Once Daily") for sales and distribution on a worldwide basis. Bupropion HCI, which is marketed for the treatment of depression as Wellbutrin SR by GSK, is currently sold in a sustained-release, twice daily, dosage format. Under the terms of the Wellbutrin Once Daily agreement, we will collaborate with GSK to direct regulatory and scientific development to receive regulatory approval of Wellbutrin Once Daily. We will manufacture and supply Wellbutrin Once Daily to GSK for a share of the revenues generated by future sales of Wellbutrin Once Daily. We will co-promote with GSK Wellbutrin SR and we will have the option to co-promote Wellbutrin Once Daily upon United States Food and Drug Administration ("FDA") approval in the United States. We intend, with GSK, to file a New Drug Application ("NDA") for Wellbutrin Once Daily with the FDA during the first half of 2002.

We also acquired from GSK exclusive promotion and distribution rights for prescription strength Zovirax Ointment and, upon FDA approval, Zovirax Cream for the United States and Puerto Rico effective January 1, 2002. Under the terms of the agreement, GSK will manufacture and supply Zovirax Ointment and Zovirax Cream to us and, in return, we will pay GSK $133 million for certain rights to the products. In the event of the termination of the development agreement by either party, we will be required to pay GSK additional rights payments of $22 million per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99 million. We will begin promotional efforts related to Zovirax Ointment in January 2002 and intend to launch Zovirax Cream upon FDA approval. In order to gain FDA approval for Zovirax Cream,

GSK will work with the FDA to reinstate an NDA previously filed by GSK for the product. GSK will also conduct a pediatric Phase IV study for the Zovirax Cream.

The agreements are subject to approval under the Hart-Scott-Rodino Act in the United States.

ACCOUNTING CHANGES

REVENUE RECOGNITION

We have adopted the U.S. Securities and Exchange Commission's ("SEC"), Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", retroactively applied to January 1, 1998. These policies are generally accepted under both U.S. and Canadian generally accepted accounting principles. Accordingly, we have changed our revenue recognition accounting policy for up-front research and development, product license and certain other fees. Historically, we had recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to our receipt of payment. These fees were not creditable against future payments. The related deferred revenue recognized for the three months ended September 30, 2001 and 2000 was $1.6 million and $1.8 million, respectively, and for the nine months ended September 30, 2001 and 2000 was $4.7 million and $5.5 million, respectively.

INCOME TAXES

Prior to the issuance of our fiscal year 2000 audited consolidated financial statements, we determined that we had applied an inappropriate tax rate to the fiscal year 2000 interim periods. Accordingly, the provisions for (recovery of) income taxes in the fiscal year 2000 interim periods have been restated to reflect our actual annual effective rate. The effect for the three months and nine months ended September 30, 2000 was a $6.1 million and $10.8 million reduction, respectively, in the recovery of income taxes.

EARNINGS (LOSS) PER SHARE

Effective December 31, 2000, we adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the calculation of earnings per share. Under the new recommendations, basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the basic weighted average number of common shares outstanding during the year is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. We applied the new recommendations retroactively to restate all diluted earnings (loss) per share amounts in this MD&A, and in the unaudited consolidated financial statements.

RESULTS OF OPERATIONS

Total revenue for the third quarter 2001 was $152.2 million, an increase of $58.8 million or 63% from $93.4 million for the third quarter 2000. Net income attributable to common shareholders for the third quarter 2001 was $34.1 million, or diluted earnings per share of $0.22, compared to $29.0 million, or diluted earnings per share of $0.20, for the third quarter 2000. Net income attributable to common shareholders and diluted earnings per share increased by 17% and 10%, respectively for the third quarter 2001 compared to the third quarter 2000.

The results for the third quarter 2001 included a $5.9 million debt conversion premium related to the surrender of $165.5 million aggregate face value of our outstanding 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 ("Debentures"). Excluding the effect of this charge, net income attributable to common shareholders and diluted earnings per share for the third quarter 2001 would have been $40.0 million and $0.26, respectively. Excluding the effect of this charge, net income and diluted earnings per share increased by 38% and 30%, respectively for the third quarter 2001 compared to the third quarter 2000.

Total revenue for the nine months ended September 30, 2001 was $404.9 million, an increase of $193.3 million or 91% from $211.6 million for the same period last year. Net income attributable to common shareholders for the nine months ended September 30, 2001 was $73.7 million, or diluted earnings per share of $0.49, compared to $44.3 million, or diluted earnings per share of $0.31, for the same period last year. Net income attributable to common shareholders and diluted earnings per share increased by 66% and 58%, respectively for the nine months ended September 30, 2001 compared to the same period last year.

The results for the nine months ended September 30, 2001 included the third quarter 2001 debt conversion premium of $5.9 million. The results for the nine months ended September 30, 2000, included a first quarter 2000 charge of $20.0 million for the premium paid to extinguish our 10 7/8% U.S. Dollar Senior Notes (the "Senior Notes"). Excluding the effect of these charges, net income attributable to common shareholders and diluted earnings per share for the nine months ended September 30, 2001 would have been $79.6 million and $0.53, respectively, compared to net income and diluted earnings per share of $64.4 million and $0.45, respectively, for the same period last year. Excluding the effect of these charges, net income attributable to common shareholders and diluted earnings per share increased by 24% and 18%, respectively for the nine months ended September 30, 2001 compared to the same period last year.

REVENUE

The following table displays, for each period indicated, the dollar amount of each source of revenue and total revenue, and the percentage change in the dollar amount of each source and the total as compared to the corresponding prior year period.

                                      THREE MONTHS ENDED SEPTEMBER 30           NINE MONTHS ENDED SEPTEMBER 30
                                  ----------------------------------------  ---------------------------------------
                                     2001          2000        Percentage      2001          2000       Percentage
                                     $000S         $000s        Change         $000S         $000s        Change
                                  ------------  ------------  ------------  ------------  ------------  -----------
Product sales                        $137,147      $53,318          157%       $374,472     $134,555         178%
Research and development
                                        6,588       34,434          (81%)        10,117       65,017         (84%)
Royalty and licensing
                                        8,455        5,663           49%         20,332       12,076          68%
                                  ------------  ------------                ------------  ------------
Total revenue                        $152,190      $93,415           63%       $404,921     $211,648          91%
                                 ============  ============  ============  ============  ============  ===========




PRODUCT SALES

Product sales for the third quarter 2001 were $137.1 million compared to $53.3 million for the third quarter 2000, an increase of $83.8 million or 157%. Product sales for the nine months ended September 30, 2001 were $374.5 million compared to $134.6 million for the same period last year, an increase of $239.9 million or 178%. As a percentage of total revenue, product sales increased to 90% and 92% for the three months and nine months ended September 30, 2001, respectively, compared to 57% and 64% for same periods last year.

The increase in product sales was due to the continuing strong performance of Tiazac(R) combined with the contribution from Cardizem(R), incremental revenues from BPI USA's branded products, and strong sales from our controlled-release generic product portfolio, which were favourably impacted by the February 2001 launch of Procardia XL 30mg dosage and the fiscal year 2000 launches of Voltaren XR, Adalat CC 30mg and 60mg dosages, and Procardia XL 60mg dosage.

On March 7, 2001, Eli Lilly & Company ("Eli Lilly") announced a voluntary recall of Keftab tablets because of undefined problems with stability. Eli Lilly manufactures and supplies the product to BPI USA for marketing in the United States. As a result of this recall, our product sales and gross margins for the third quarter and first nine months of 2001 have been negatively impacted by lost sales and costs associated with the recall. We believe Eli Lilly is responsible for manufacturing and supplying acceptable products to us, as well as for the cost of the recall.

RESEARCH AND DEVELOPMENT

Research and development revenue for the third quarter 2001 was $6.6 million, a decline of $27.8 million or 81% from $34.4 million for the third quarter 2000. Research and development revenue for the nine months ended September 30, 2001 was $10.1 million, a decline of $54.9 million or 84% from $65.0 million for the same period last year. As a percentage of total revenue, research and development revenue declined to 4% and 3% for the three months and nine months ended September 30, 2001, respectively, compared to 37% and 30% for the three months and nine months ended September 30, 2000, respectively.

The decline in research and development revenue reflected our acquisition of Intelligent Polymers in December 2000, and the elimination of revenue from development activities performed on their behalf. We recorded revenue from Intelligent Polymers of $30.8 million and $56.6 million for the three months and nine months ended September 30, 2000, respectively.

ROYALTY AND LICENSING

Net royalty and licensing revenue for the third quarter 2001 was $8.5 million compared to $5.7 million for the third quarter 2000, an increase of $2.8 million or 49%. Net royalty and licensing revenue for the nine months ended September 30, 2001 was $20.3 million compared to $12.1 million for the same period last year, an increase of $8.2 million or 68%. As a percentage of total revenue, royalty and licensing revenue remained relatively constant at between 5% and 6% for all periods.

For all periods, most of our royalty and licensing revenue was derived from royalties on sales of Tiazac(R) to Forest Laboratories Inc. The increases in the three months and nine months ended September 30, 2001, compared to the same periods last year, reflected higher Tiazac(R) product sales, and the inclusion of a royalty associated with sales of Cardizem(R) by a third party.

OPERATING EXPENSES

The following table displays, for each period indicated, the dollar amount of each operating expense item and total operating expenses, and the percentage change in the dollar amount of each item and the total as compared to the corresponding prior year period.


                                     THREE MONTHS ENDED SEPTEMBER 30           NINE MONTHS ENDED SEPTEMBER 30
                                 ----------------------------------------  ----------------------------------------
                                    2001          2000        Percentage      2001          2000       Percentage
                                    $000S         $000s        Change         $000S         $000s        Change
                                 ------------  ------------  ------------  ------------  ------------  ------------
Cost of goods sold                  $ 36,621      $ 16,786          118%      $ 90,283      $ 41,333          118%
Research and development              12,018        22,392          (46%)       36,863        47,457          (22%)
Selling, general and
    administrative                    26,422        19,813           33%        77,675        44,847           73%
Amortization                          24,503         2,833          765%        72,746         8,481          758%
                                 ------------  ------------                ------------  ------------
Total expenses                      $ 99,564      $ 61,824           61%      $277,567     $ 142,118           95%
                                 ============  ============  ============  ============  ============  ============

COST OF GOODS SOLD AND GROSS MARGINS

Cost of goods sold was $36.6 million for the third quarter 2001 compared to $16.8 million for the third quarter 2000, an increase of $19.8 million or 118%. Cost of goods sold was $90.3 million for the nine months ended September 30, 2001 compared to $41.3 million for the same period last year, an increase of $49.0 million or 118%.

The increases in the three months and nine months ended September 30, 2001, were the result of increased product sales volumes from the addition of Cardizem(R), BPI USA's branded products, and generic product launches.

Gross margins based on product sales for the third quarter 2001 and 2000 were 73% and 69%, respectively, and for the nine months ended September 30, 2001 and 2000 were 76% and 69%, respectively. Our gross margins are impacted period to period by sales volumes, pricing, product mix and manufacturing volumes. The improvement in gross margins for the three months and nine months ended September 30, 2001 compared to the same periods last year reflected the positive impact of the inclusion of Cardizem(R) and generic Tiazac(R) to the product mix. The lower gross margin for the third quarter 2001 compared to the first nine months of 2001 was due to certain inventory charges taken in the third quarter.

RESEARCH AND DEVELOPMENT

Research and development expenses were $12.0 million for the third quarter 2001 compared to $22.4 million for the third quarter 2000, a decrease of $10.4 million or 46%. Research and development expenses were $36.9 million for the nine months ended September 30, 2001 compared to $47.5 million for the same period last year, a decrease of $10.6 million or 22%. The decline in year-over-year research and development expenses was primarily due to Phase III clinical trials undertaken in the third quarter of 2000, related to once-daily controlled release formulations of buspirone and tramadol under development for Intelligent Polymers.

As a percentage of total revenue, research and development expenses declined to 8% and 9% for the three months and nine months ended September 30, 2001, respectively, compared to 24% and 22% for the three months and nine months ended September 30, 2000, respectively. Although research and development expenses have declined as a percentage of total revenue, we are continuing to devote the necessary resources towards our product pipeline. Research and development expenses reflected direct spending on the development of branded generic and generic products, and on rapid dissolve products utilizing our FlashDose(R) technology.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the third quarter 2001 were $26.4 million, an increase of $6.6 million or 33% from $19.8 million for the third quarter 2000. Selling, general and administrative expenses for the nine months ended September 30, 2001 were $77.7 million, an increase of $32.9 million or 73% from $44.8 million for the same period last year. Included in selling, general and administrative expenses for the three months and nine months ended September 30, 2000 was a $6.6 million charge for additional costs related to the acquisition of Fuisz Technologies Ltd. ("Fuisz"), acquired in November 1999. Excluding this charge, as a percentage of total revenue, selling, general and administrative expenses increased to 17% and 19% for the three months and nine months ended September 30, 2001, respectively, compared to 14% and 18% for the three months and nine months ended September 30, 2000, respectively.

The increase in selling, general and administrative expenses was mainly related to the inclusion of BPI USA's sales and marketing operation in our results for the third quarter and first nine months of 2001. In addition, with the acquisition of Cardizem(R) the level of sales and marketing activity has expanded at both BPI USA and BPI CDA.

AMORTIZATION

Amortization expense for the third quarter 2001 was $24.5 million compared to $2.8 million for the third quarter 2000. Amortization expense for the nine months ended September 30, 2001 was $72.7 million compared to $8.5 million for the same period last year.

The increase in amortization expense reflected the amortization of product rights and goodwill associated with the acquisition of DJ Pharma, the amortization of the Cardizem(R) brand name, and the amortization of acquired research and development associated with the acquisition of Intelligent Polymers. In addition, amortization expense for the third quarter and first nine months of 2001 includes the amortization of the exclusive marketing rights to generic Adalat CC 30mg dosage ("Adalat") acquired from Elan Corporation, plc ("Elan") in December 2000. In comparison, in the third quarter and first nine months of 2000 we recorded revenue from Adalat product sales net of royalties paid to Elan.

NON-OPERATING ITEMS

INTEREST INCOME AND EXPENSE

For the third quarter 2001, net interest expense of $3.0 million was comprised of interest expense of $3.5 million net of interest income of $504,000, compared to net interest income of $8.2 million for the third quarter 2000, comprised of interest income of $8.5 million net of interest expense of $352,000. For the nine months ended September 30, 2001, net interest expense of $14.8 million was comprised of interest expense of $16.4 million net of interest income of $1.6 million, compared to net interest income of $15.9 million for the same period last year, comprised of interest income of $20.0 million net of interest expense of $4.1 million. For all periods, interest expense excluded interest on our Debentures, which was deducted from net income for the determination of net income attributable to common shareholders.

The increase in interest expense primarily reflected interest on advances under our revolving term Senior Secured Credit Facility (the "Credit Facility"), and the amortization of the discount on the obligations to Aventis for Cardizem(R) and to Elan for Adalat. For the three months and nine months ended September 30, 2001, the non-cash amortization of these discounts amounted to $2.4 million and $9.5 million, respectively.

The decrease in interest income reflected a decline in the average size of our investment portfolio following the acquisitions of DJ Pharma and Intelligent Polymers in the fourth quarter of 2000, and after the first three quarterly instalment payments to Aventis and repayments made under the Credit Facility.

PREMIUM PAID ON EARLY EXTINGUISHMENT OF U.S. DOLLAR SENIOR NOTES

The total consideration paid to repurchase our Senior Notes in March 2000 was $141.0 million of which $16.0 million was an inducement premium to the holders. As a result of this transaction, we replaced our high yield debt with convertible debt at a significantly lower cost of borrowing. The charge in the first quarter 2000 included the premium paid, and $4.0 million of deferred financing costs associated with the Senior Notes that were written-off.

INCOME TAXES

Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $2.8 million and $1.6 million for the three months ended September 30, 2001 and 2000, respectively, and $7.1 million and $2.1 million for the nine months ended September 30, 2001 and 2000, respectively. These provisions included the reversal of the future tax liability related to acquired research and development associated with Fuisz, amounting to $892,000 for the three months ended September 30, 2001 and 2000, and $2.7 million for the nine months ended September 30, 2001 and 2000. The low effective tax rate reflected that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. The benefit of tax losses historically incurred by our Canadian operations has not been recognized for accounting purposes to date. With our acquisitions of DJ Pharma and Fuisz we have experienced an increase in our effective tax rate, as these operations earn income predominately in the United States.

INTEREST ON CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

The value of the Debentures is comprised of the holder conversion option and the interest and principal components. The interest and principal components were discounted at a rate of interest that would have approximated the rate applicable to non-convertible debt at the time the Debentures were issued, with the residual amount being ascribed to the holder conversion option. The present value of the interest and principal components are being accreted to the face value of the payments over the three-year period preceding the first redemption date on March 31, 2003.

Interest on the Debentures was comprised of cash interest paid and the accretion of the principal and interest components. For the third quarter 2001 and 2000, interest on the Debentures was $6.8 million and $9.1 million, respectively. For the nine months ended September 30, 2001 and 2000, interest on the Debentures was $25.7 million and $19.0 million, respectively. For the three months and nine months ended September 30, 2001, cash interest paid on the Debentures was $2.2 million and $12.3 million, respectively, compared to $5.1 million and $10.7 million for the three months and nine months ended September 30, 2000, respectively. The decrease in the cash interest paid in the third quarter 2001 compared to the third quarter 2000 reflects the interest savings following the surrender of Debentures.

DEBT CONVERSION PREMIUM

During August 2001, we entered into privately negotiated agreements with certain holders of our outstanding Debentures. These agreements provided for the issuance of 5,982,541 common shares to those certain Debenture holders upon their surrender of $165.5 million aggregate face value of outstanding Debentures. In the third quarter of 2001, we recorded the $22.7 million market value of the additional shares issued in excess of the number of shares which would have been issued under the terms of the conversion ratio provided for in the indenture governing the Debentures as follows: The portion related to the interest and principal components of the Debentures as a $5.9 million deduction from net income for the determination of net income attributable to common shareholders; and the portion related to the holder conversion option as a $16.8 million charge to retained earnings.

We recorded an increase to share capital of $196.3 million, which included the deduction from net income and the charge to retained earnings combined with the carrying value of the Debentures on the date of surrender of $173.6 million. The carrying value of the Debentures was comprised of the holder conversion option and the interest and principal components of the Debentures of $178.6 million and the unpaid accrued interest to the date of surrender of $1.2 million, reduced by the proportionate financing costs of $6.2 million.

EBITDA

EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, and excluding debt conversion premium and premium paid on early extinguishment, was $80.3 million for the third quarter 2001, an increase of $42.0 million or 110% from $38.3 million for the third quarter 2000. EBITDA for the nine months ended September 30, 2001 was $209.0 million, an increase of $119.1 million or 132% from $89.9 million for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2001, we had cash and cash equivalents of $27.8 million compared to cash and cash equivalents of $125.1 million at December 31, 2000. In December 2000, we arranged a $300 million Credit Facility that, subject to certain covenants, permits us to borrow funds for general corporate purposes including acquisitions. In June 2001, the Credit Facility was successfully syndicated and our available line of credit under the Credit Facility was increased to $400 million. All other material terms and conditions are unchanged.

At September 30, 2001, we had total long-term obligations of $269.5 million, including the current portion thereof. Long-term obligations consisted of $179.0 million drawn on the Credit Facility, $41.9 million discounted amount owing to Elan for Adalat, $41.7 million discounted amount owing to Aventis for Cardizem(R), and $6.9 million of other obligations. At December 31, 2000, we had $438.7 million of long-term obligations, including the current portion thereof, which consisted of $210 million drawn on the Credit Facility, $161.8 million discounted amount owing to Aventis, $58.1 million discounted amount owing to Elan, and $8.8 million of other obligations.

At September 30, 2001, we had $134.5 million face value of Debentures outstanding, following the surrender of $165.5 million aggregate face value of Debentures, compared to $300.0 million face value of Debentures outstanding at December 31, 2000.

During October 2001, we entered into additional privately negotiated agreements with certain holders of our outstanding Debentures. These agreements provided for the issuance of 296,122 common shares to those certain Debenture holders upon their surrender of $8.4 million aggregate face value of outstanding Debentures. Following the surrender of these additional Debentures, $126.1 million aggregate face value of Debentures remain outstanding.

On October 27, 2001, we announced that we are exercising our option to redeem all of our outstanding Debentures on November 27, 2001 (the "Redemption Date") under the terms of the special redemption provided for in the indenture governing the Debentures. Accordingly, holders of the outstanding Debentures will be entitled to receive $53.375 for each $50 Debenture plus accrued and unpaid interest to the Redemption Date. Those Debenture holders will also receive an additional payment equal to the present value of the aggregate amount of interest that would have been payable on the Debentures from the Redemption Date to March 31, 2003. This additional payment, in the aggregate amount of $12.6 million, will be paid on all outstanding Debentures whether or not those Debentures are converted into our common shares prior to the Redemption Date. Prior to the Redemption Date, the holders of the outstanding Debentures may convert their Debentures into our common shares at $30.3375 per common share. If all those Debenture holders elect to convert their Debentures, we will issue an aggregate of 4,157,890 common shares.

During August 2001, we entered into privately negotiated agreements with certain holders of our outstanding warrants. These agreements provided for the exercise of 752,100 warrants to purchase 3,008,400 common shares. Each warrant entitled the holder to purchase four of our post-split common shares at an exercise price of $10.00 per share. As an inducement to those certain warrant holders to exercise, we paid such warrant holders $2.00 per warrant exercised. In aggregate, we received proceeds of $28.6 million net of the inducement cost of $1.5 million.

During September 2001, we implemented a common share repurchase program pursuant to which we were able to repurchase up to $120 million of our issued and outstanding common shares. Prior to September 30, 2001, 2,871,200 common shares had been repurchased under this program, through open market transactions on the New York Stock Exchange, at an average purchase price of $41.79 for total consideration of $120.0 million. At September 30, 2001, we had settled $78.7 million of these transactions and had accrued $41.3 million for the remainder. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $105.6 million was charged to retained earnings.

Cash provided by operating activities was $32.9 million for the third quarter 2001 compared to $41.0 million for the third quarter 2000. The increase reflected net income, after adjustments for non-cash items, of $76.5 million for the third quarter 2001 compared to $44.0 million for the third quarter 2000. Changes in non-cash operating items used cash of $43.6 million for the third quarter 2001 mainly due to an increase in accounts receivable and a decrease in deferred revenue. In comparison, changes in non-cash operating items used cash of $3.0 million for the third quarter 2000 mainly due to an increase in accounts receivable.

Cash provided by operating activities was $180.4 million for the nine months ended September 30, 2001 compared to $59.1 million for the same period last year. The increase reflected net income, after adjustments for non-cash items, of $196.8 million for the nine months ended September 30, 2001 compared to $101.1 million for the same period last year. Changes in non-cash operating items used cash of $16.4 million for the nine months ended September 30, 2001 mainly due to increases in accounts receivable and inventories offset by increases in accounts payables and accrued liabilities. In comparison, changes in non-cash operating items used cash of $42.0 million for the nine months ended September 30, 2000 mainly due to increases in accounts receivable and inventories, and decreases in accounts payable and accrued liabilities.

Net cash used in investing activities was $19.4 million for the third quarter 2001 compared to $134.1 million for the third quarter 2000. Additions to property, plant and equipment were $8.9 million and $5.3 million for the third quarter 2001 and 2000, respectively. We acquired intangible assets for $13.8 million in the third quarter 2001, offset by $3.4 million recovered from Elan as a reduction to the minimum license payments otherwise payable under the Adalat marketing agreement. In September 2000, we invested $141.5 million in non-voting, Class A shares of IPL Acquireco 2000 Ltd. The net activity in short-term investments provided cash of $12.5 million for the third quarter 2000. Overall during fiscal year 2000, as our short-term investments matured we generally converted them into cash equivalents with original maturities of 90 days or less.

Net cash used in investing activities was $51.1 million for the nine months ended September 30, 2001 compared to $117.7 million for the same period last year. Additions to property, plant and equipment were $37.9 million and $11.1 million for the nine months ended September 30, of 2001 and 2000, respectively. We settled $4.0 million of acquisition costs related to Cardizem(R), and acquired other intangible assets for $23.8 million in the nine months ended September 30, 2001, offset by $14.7 million recovered from Elan. The net activity in short-term investments provided cash of $16.7 million for the nine months ended September 30, 2000. For the nine months ended September 30, 2000, we received proceeds of $20 million on the disposal of Clonmel, a subsidiary of Fuisz.

Net cash used in financing activities was $54.0 million for the third quarter 2001 compared to $5.5 million for the third quarter 2000. Proceeds from the issue of common shares on the exercise of stock options and through our Employee Stock Purchase Plan were $1.3 million and $1.7 million for the third quarter 2001 and 2000, respectively. In the third quarter 2000, we paid $420,000 of costs related to the issue of common shares. Proceeds from the exercise of warrants were $28.6 million for the third quarter 2001. During September 2001, we settled $78.7 million of open market transactions under our common share repurchase program. For the third quarter 2001, we borrowed $43.5 million under our Credit Facility, and repaid $46.5 million of other long-term obligations, comprised of the third quarterly instalment to Aventis of $42.5 million, and $4 million to Elan. We paid interest of $2.2 million and $5.1 million on the Debentures in the third quarter of 2001 and 2000, respectively. In the third quarter of 2001, we paid $910,000 of financing costs related to the issuance of the Debentures.

Net cash used in financing activities was $226.6 million for the nine months ended September 30, 2001 compared to cash provided by financing activities of $229.5 million for the same period last year. Proceeds from the issue of common shares on the exercise of stock options and through our Employee Stock Purchase Plan were $14.9 million and $8.8 million for the nine months ended September 30, 2001 and 2000, respectively. Proceeds from the exercise of warrants were $28.6 million for the nine months ended September 30, 2001. For the nine months ended September 30, 2001, we made net repayments of $32.3 million under our Credit Facility, and repaid $146.9 million of other long-term obligations, including the first three quarterly instalments to Aventis of $42.5 million each, and $18.9 million to Elan. For the nine months ended September 30, 2000, we repaid the debt assumed on the acquisition of Fuisz and other long-term obligations of $11.4 million. Net proceeds from concurrent offerings in March 2000 were $95.3 million from the issue of common shares, and $288.5 million from the issue of Debentures. A portion of these proceeds was used to repurchase our Senior Notes for $141.0 million. We paid interest of $12.3 million and $10.7 million on the Debentures in the nine months ended September 30, 2001 and 2000, respectively.

Overall, our cash and cash equivalents decreased by $40.5 million for the third quarter 2001 compared to $98.8 million for the third quarter 2000.

Overall, our cash and cash equivalents decreased by $97.4 million for the nine months ended September 30, 2001, and increased by $170.6 million for the same period last year.

We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements, investment objectives, and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives.

On November 5, 2001, we filed a $1.5 billion base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, we filed a registration statement on Form F-10 covering these securities with the U.S. Securities and Exchange Commission under the multijurisdictional disclosure system. We may offer one or more of these types of securities in one or more offerings during the next 25 months. One or more shareholders may sell common shares as well pursuant to the shelf prospectus. We will not receive any of the proceeds from the sale of common shares of the selling shareholders.

On November 5, 2001, we announced an offering of 12,500,000 common shares to be made under the base shelf prospectus.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We do not use derivative financial instruments for speculative or trading purposes.

Inflation has not had a significant impact on our results of operations.

FOREIGN CURRENCY RISK

We operate internationally, however a substantial portion of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% adverse change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

INTEREST RATE RISK

The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade commercial paper and U.S. government treasury bills with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on our investment portfolio.

We are exposed to interest rate risk on borrowings under our Credit Facility. The Credit Facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the Credit Facility, a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows. This risk is further mitigated by our ability, at our option, to lock in a rate of interest for a period of up to one year.

The interest rate on our Debentures is fixed and therefore not subject to interest rate risk. Likewise, the imputed rates of interest used to discount our long-term obligations to Aventis and Elan are fixed and therefore not subject to interest rate risk.

EQUITY MARKET PRICE RISK

We are exposed to equity market price risks on our long-term, available-for-sale investments in traded companies. We do not hold significant investments in these types of securities, and therefore our equity market price risk is not material. Therefore, a 10% adverse change in equity market prices would not have a material effect on our financial position.

FORWARD LOOKING STATEMENTS

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to our business. Many of the significant risks related to our business are described in Item 1 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 filed with the SEC.